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                                                        Filed by CTS Corporation
                                                   Commission File No. 001-04639
                                                                      333-117826
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company: SMTEK International, Inc.
                                                   Commission File No. 001-08101

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

CTS TO ACQUIRE SMTEK INTERNATIONAL; COMPANY TO BE INTEGRATED WITH INTERCONNECT

CTS, (NYSE: CTS), announced this morning that the company has reached an agreement to acquire SMTEK International, Inc., (NasdaqSC: SMTI), for $14.30 per share subject to certain conditions and possible adjustments to the final price. Consideration paid will be in the form of 75% cash and 25% CTS common stock. The acquisition is expected to close in Q1 2005, following approval by the SMTEK shareholders.

SMTEK is an Electronics Manufacturing Services (EMS) company with operations in northern and southern California, the Boston area, and in Bangkok, Thailand. SMTEK reported revenues of $93 million in its fiscal year that ended June 30, 2004, and is headquartered in Moorpark, California.

Upon completion of the acquisition, SMTEK will be combined with CTS' EMS business unit, Interconnect Systems. CTS has EMS operations in Scotland, New Hampshire, Singapore, and Tianjin, China. The combination will significantly expand the operational footprint, customer base and capabilities of both organizations in the Electronic Manufacturing Services (EMS) market, making the combined company one of the larger global EMS providers focused on customers requiring high-mix full supply chain EMS services with EMS revenue of approximately $360 million.

The acquisition is expected to accelerate growth by combining the synergistic strengths of both companies. CTS Interconnect Systems and SMTEK both focus on serving companies with good growth prospects and a "high-mix" product portfolio. Yet, the two organizations bring complementary strengths that create a strong strategic fit. SMTEK generates most of its revenue from printed circuit assembly operations, while Interconnect generates most of its revenue from box build products. SMTEK brings certifications in medical and avionics that CTS does not have, while CTS brings extensive experience in backplane design, Asian sourcing and direct-ship. Together, the organization will be able to serve the global needs of customers, yet provide local account servicing and new product introduction.

CTS is a New York Stock Exchange listed company with a long history of good financial performance and a strong balance sheet which brings financial resources that will give customers confidence in the business' ability to support their requirements. A joint team will be named shortly to develop detailed integration plans to be implemented upon closing of the transaction in Q2. Please lend this team your full support. Between now and January we will also be providing periodic communications to update you on the closing process, integration plans and our expectations going forward.


SECURITIES LAW LEGENDS

CTS Corporation intends to file with the Commission a registration statement on Form S-4 that will include a proxy statement and a prospectus and other relevant documents in connection with the proposed transaction. In addition, CTS Corporation will publish and make available to shareholders of SMTEK International, Inc. and file with the Commission, a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the acquisition when it becomes available because it will contain important information on which to exclusively base their investment decision. Investors and security holders of SMTEK International, Inc. are urged to read the proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about CTS Corporation and SMTEK International, Inc. and the proposed transaction. Investors and security holders may obtain a free copy of these materials when they are available and other documents filed with the Commission at its Web site at www.sec.gov. Investors and security holders also may obtain a free copy of these materials when they are available and other documents filed with the Commission by directing a written request to CTS Corporation, 905 West Boulevard North, Elkhart, Indiana 46514, Attention: Corporate Secretary.

CTS Corporation and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the SMTEK International, Inc. stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the proxy statement and prospectuses.